May 11, 2005

Via US Mail and Facsimile

Joanna Hoover
Vice President and Chief Financial Officer
ITIS Holdings Inc.
12000 Westheimer, Suite 340
Houston, Texas 77077

Re: ITIS Holdings Inc.
**   Form 10-KSB for the year ended December 31, 2004**
**   Commission File Number: 001-07149**

Dear Ms. Hoover:

        We have reviewed your May 2, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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1. We note your response to our previous comment 8. We do not disagree with your conclusion that you have disposed of a component of an entity, as defined by paragraphs 41 and 42 of SFAS 144; however, your current income statement presentation is incorrect. Please revise your presentation of discontinued operations to comply with the guidance and the illustration set forth in paragraph 43 of SFAS 144. Specifically, the results of discontinued operations, less applicable income taxes (benefit), shall be reported as a separate component of income before extraordinary items (if applicable).

2. Refer to our previous comment 9. Please present the table required by paragraph 21 of EITF 03-1. An example of the table required is available in appendix C to EITF 03-1.

3. Refer to our previous comment 12. It is unclear why you have altered your assumptions with regard to the interest rate on the related party short term note payable. Specifically, it appears that the third party rate of 10% would be the most appropriate rate to use when

imputing interest as that is the rate you would have paid if third party financing had been necessary. As such, based upon the supplemental information you have provided, it appears that you should not restate your financial statements as suggested in your response. Alternatively, please supplementally explain your basis in GAAP for any proposed restatement.

4. Refer to our previous comment 14. You state that you intend to reclassify your preferred stock to equity since it "is not redeemable in any manner and has no characteristics of a liability." However, we also note your reference to related litigation in your response and in your historical filings for earlier fiscal years. Prior to any reclassification of the shares, please also consider whether these shares may have been classified as a liability as a result of this litigation and/or whether some other form of accrual may be required in accordance with SFAS 5.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief